UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of September 2009

Commission File Number 1-14522

Open Joint Stock Company “Vimpel-Communications”

(Translation of registrant’s name into English)

10 Ulitsa 8-Marta, Building 14, Moscow, Russian Federation 127083

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  [X]    Form 40-F  [    ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [    ]            No  [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPEN JOINT STOCK COMPANY
“VIMPEL-COMMUNICATIONS”
(Registrant)

Date: September 25, 2009

	By:	/s/ Alexander Y. Torbakhov
	Name:	Alexander Y. Torbakhov
	Title:	General Director

VIMPELCOM RAISES STAKE IN UZBEKISTAN SUBSIDIARY TO 100%

Moscow and New York (September 25, 2009)—Open Joint Stock Company “Vimpel-Communications” (“VimpelCom” or the “Company”) (NYSE: VIP) the leading provider of telecommunications services in Russia and the Commonwealth of Independent States (CIS), today announced the completion of the acquisition of a 7% indirect equity stake in Limited Liability Company “Unitel” (“Unitel”) which offers communications services under the Company’s Beeline brand in Uzbekistan.

The seller exercised an option to sell to VimpelCom 33.3% of the shares of Freevale Enterprises, Inc. (British Virgin Islands), which holds a 21% participatory interest in Unitel. As a result of the transaction, VimpelCom’s indirect ownership in Unitel increased to 100%.

The total payment for the share acquisition was US$ 57.5 million. VimpelCom used its own funds to pay for the shares.

The VimpelCom Group consists of telecommunications operators providing voice and data services through a range of mobile, fixed and broadband technologies. The Group includes companies operating in Russia, Kazakhstan, Ukraine, Uzbekistan, Tajikistan, Georgia, Armenia, as well as Vietnam and Cambodia, in territories with a total population of about 340 million. VimpelCom was the first Russian company to list its shares on the New York Stock Exchange (“NYSE”). VimpelCom’s ADSs are listed on the NYSE under the symbol “VIP”.

Unitel was established in 1996. It started commercial operations on September 25, 1997. At present the company is one of the leading GSM operators in Uzbekistan. On February 9, 2006, Unitel became part of the VimpelCom group of companies. In September 2006, Unitel began to work under the Beeline brand and in December 2008, Unitel became the first company in Uzbekistan to launch a commercial 3G network. As of the end of June 2009, Unitel served approximately 3,605,000 subscribers.

For more information, please contact:

Alexey Subbotin	Mateo Millett
VimpelCom	FD
Tel: 7-495-974-5888	Tel: Tel: 1-617- 897-1533
Investor_Relations@vimpelcom.com	mateo.millett@fdashtonpartners. com